ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 675-7640      Fax:  (604) 687-4212

News Release

ACREX GRANTS OPTIONS

Monday, November 10, 2003, Vancouver, B.C.            Symbol “AKV”: TSX Venture Exchange

Acrex Ventures Ltd. (“Company”)  has granted share purchase options to its five Directors as to a total of 565,000 shares, exercisable at $0.28 per share.  The options have been granted pursuant to the Company’s Option Plan dated April 10, 2003.  The Company previously had options outstanding on 740,000 shares, exercisable at $0.30 per share – none of which have been issued.

Investor Relations -

Tel:   604-675-7640

e-mail:  info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.